Filed by Sanofi-Synthelabo
                                            Pursuant to Rule 135 and Rule 425(a)
                                 under the United States Securities Act of 1933,
                as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
                       United States Securities Exchange Act of 1934, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                          Date: January 29, 2004


     ON JANUARY 29, 2004, THE FOLLOWING ADVERTISEMENT WAS PUBLISHED ON BEHALF OF SANOFI-SYNTHELABO IN THE WALL STREET JOURNAL EUROPEAN EDITION.

                                     * * * *

                      WE REFUSE TO ACCEPT THAT THERE ISN'T
                         A FASTER WAY TO FIND A MEDICINE
                              FOR TOMMY'S DISEASE.


                        [Image of child in hospital bed]


     Who is going to tell Tommy that the medicine that could cure him won't be ready for 20 years? You? No.

     No one. Joining forces with Aventis will represent a giant step forward for research. We will be able to provide patients with new drugs and innovative solutions faster. Together, we will harness our complementary skills to create a leading pharmaceutical group (No.1 in Europe and No.3 worldwide) committed to improving healthcare and capable of driving strong, sustainable and profitable growth.

               SANOFI-SYNTHELABO'S OFFER TO AVENTIS'S SHAREHOLDERS
                             BECAUSE HEALTH MATTERS


     This advertisement does not constitute an offer to sell or an offer to purchase any securities


                                                       www.sanofi-synthelabo.com